UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

BRIGHTPOINT, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
109473405
(CUSIP Number)
Andrew Bennett
Nordic Capital VI Limited
26 Esplanade
St. Helier, Jersey JE2 3QA
Channel Islands
+44-1534-605101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 26, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	109473405

1.	NAMES OF REPORTING PERSONS Nordic Capital VI Limited I.R.S. Identification No. of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,000,000

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		30,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,000,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Based on 81,917,475 shares of common stock outstanding as of May 1, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on May 7, 2009.

CUSIP No.	109473405

1.	NAMES OF REPORTING PERSONS NC Telecom Holding A/S (formerly known as Dangaard Holding A/S) I.R.S. Identification No. Of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Denmark

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,000,000

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		30,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,000,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Based on 81,917,475 shares of common stock outstanding as of May 1, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on May 7, 2009.

     This Amendment No. 1 hereby amends and supplements Items 2 and 4 of the statement of beneficial ownership on Schedule 13D (as amended, the “Schedule 13D”) relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Brightpoint, Inc., an Indiana corporation (“Brightpoint”), filed on August 10, 2007 by and on behalf of the Reporting Persons. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 1 have the same meanings ascribed to them in the initial Schedule 13D.
Item 2. Identity and Background.
     The information set forth in Item 2 is hereby amended by replacing the second paragraph thereof with the following:
     Nordic Capital VI Limited, in its capacity as general partner of Nordic Capital VI Alpha, L.P. and Nordic Capital VI Beta, L.P., is principally engaged in the business of investment in securities. The principal address of Nordic Capital VI Limited is 26 Esplanade, St. Helier, Jersey JE2 3QA, Channel Islands. The directors of Nordic Capital VI Limited are Andrew Bennett, Lynda Elliott, Keith Mackenzie, David Rigby, Clive Jones and Clive Spears, all of whom are British citizens. The present principal occupation of each is to act as company director to various companies including Nordic Capital VI Limited, and their business address is 26 Esplanade, St. Helier, Jersey JE2 3QA, Channel Islands.
Item 4. Purpose of Transaction.
     The information set forth in Item 4 is hereby amended and supplemented with the following:
     On June 26, 2009, Brightpoint filed a registration statement covering the potential resale of the 30,000,000 shares of Brightpoint Common Stock held by NC Telecom Holding A/S (formerly known as Dangaard Holding A/S) (“NC Telecom”) as a result of a demand from NC Telecom that Brightpoint register such shares as provided for in the Registration Rights Agreement (as described herein).

Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of August 10, 2007, by and among the Reporting Persons (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on August 10, 2007).

2.	Stock Purchase Agreement, dated as of February 19, 2007, by and among Dangaard Holding A/S, a Danish company, Dangaard Telecom A/S, a Danish company and a wholly owned subsidiary of Dangaard Holding A/S, Brightpoint, Inc., an Indiana corporation, and, for purposes of Sections 6.16 and 12.4 only, Nordic Capital Fund VI (consisting of: Nordic Capital VI Alpha, L.P. and Nordic Capital VI Beta, L.P., Jersey limited partnerships acting through their general partner, Nordic Capital VI Limited, a Jersey company, NC VI Limited, a Jersey company, and Nordic Industries Limited, a Jersey company) and First, Second and Third Amendments thereto (incorporated by reference to Annex A to Brightpoint, Inc.’s Definitive Proxy Statement on Schedule 14A filed on June 20, 2007).

3.	Shareholder Agreement, dated as of July 31, 2007, by and between Brightpoint, Inc. and Dangaard Holding A/S (incorporated by reference to Exhibit 4.1 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).

4.	Registration Rights Agreement, dated as of July 31, 2007, among Brightpoint, Inc. and Dangaard Holding A/S (incorporated by reference to Exhibit 4.2 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).

5.	Escrow Agreement, dated as of July 31, 2007, by and among Brightpoint, Inc., Dangaard Holding A/S, and American Stock Transfer & Trust Company, as escrow agent (incorporated by reference to Exhibit 10.3 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 29, 2009

NORDIC CAPITAL VI LIMITED
By:	/s/ Lynda Elliott
	Name:	Lynda Elliott
	Title:	Director

NC TELECOM HOLDING A/S
By:	/s/ Michael Haaning
	Name:	Michael Haaning
	Title:	Director